UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-36765

Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Purchase of Real Property

On September 18, 2023, Hello Group Inc.’s indirect wholly-owned subsidiary, Beijing Leguanxing Information Technology Co., Ltd., entered into a real property purchase agreement with Beijing Electronics Zone Co., Ltd. for a real property located in Beijing, China with a total floor area of 34,108.96 square meters for a total consideration of RMB845,999,603.90, for business purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hello Group Inc.

By:	/s/ Cathy Hui Peng
Name:	Cathy Hui Peng
Title:	Chief Financial Officer

Date: September 18, 2023